May 15, 2009

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Ms. Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Invesco Ltd.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

FILE NUMBER: 1-13908

Dear Ms. Salik:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated March 20, 2009, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 27, 2009.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding its Form 10-K. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 15, 2009

Mr. Nudrat Salik

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and will include in the responses below details showing what the proposed revisions or additional disclosures will look like in our future filings. Such disclosures will be noted in italics. The Company will include such revisions in all future filings, including interim filings, where appropriate.

Management’s Discussion and Analysis, page 24

Executive Overview, page 24

2.

We note your discussion of the current market conditions. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to your revenues, operating results, and recoverability of your assets. We believe that detailed rather than general disclosures regarding these risks and exposures, would provide investors with the appropriate information to make this evaluation. Please consider the following:

•

In regards to the recoverability of your assets, we believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments or fair value adjustments. You should consider providing additional quantitative disclosures related to each type of potential charge, including impairment charges related to investments, which include trading securities, available-for-sale securities, and equity method investments. Your disclosures should also address the potential impairment of assets held for policyholders, investments of consolidated investment products, property and equipment, and intangible assets. Please consider providing qualitative and quantitative descriptions of the material assumptions used and a sensitivity analysis of those assumptions used to determine fair value in your impairment analyses based upon reasonably likely changes. Please also consider providing an explanation of how you determine when there is an other-than-temporary impairment as well as whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired; and

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Mr. Nudrat Salik

•

You provide a quantitative discussion of expected 2009 operating expenses assuming a continuation of year-end 2008 market and foreign exchange levels. Please consider providing similar quantitative disclosures for revenues, operating income, and net income.

Response to Comment 2

We note that the purpose of an executive-level overview in Management’s Discussion and Analysis (MD&A) is to provide context for the remainder of the discussion by including the most important matters on which our management focuses in evaluating the financial condition and operating performance of the Company.

Invesco Ltd. is an investment manager. We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fees paid to us are typically based on the market value of assets under management (AUM). AUM do not meet the definition of “assets” from a financial statement perspective, because they are client money that we manage for a fee, and we therefore are not required to record AUM onto the Company’s Consolidated Balance Sheets (with the exception of assets held for policyholders and consolidated investment products, as discussed more fully below).

The most significant risk related to our revenues is that they would be adversely affected by any reduction in AUM as a result of either a decline in market value of such AUM or net outflows, which would reduce the investment management fees we earn. We believe that global market return data, as well as forecasted expense guidance, are the most relevant quantitative disclosures to convey our current and ongoing risks related to our revenues, operating income and net income. Our considerations regarding disclosure of the recoverability of assets and quantitative guidance for revenues, operating income and net income are provided below.

Recoverability of assets

In the Critical Accounting Policies section of our MD&A, beginning on page 47 of our Form 10-K, we provide investors with information to help them evaluate the current assumptions underlying our impairment assessments and the recoverability of certain assets reported on our Consolidated Balance Sheets. We acknowledge that such disclosures are important; however our Executive Overview focuses on risks to our AUM and operating expense levels which are deemed most relevant by management.

In Item 7A. Quantitative and Qualitative Disclosures about Market Risk, beginning on page 52 of our Form 10-K, we identify for the reader of our MD&A that at December 31, 2008, $209.1 million of a total $244.9 million investment balance, or 85% of our total investments, including trading, available-for-sale, and equity method investments, are sensitive to securities market risk. (The remaining $35.8 million of investments are exposed to interest rate risk, as disclosed on page 54 of our Form 10-K). We disclose in this section of our Form 10-K the effects of a 20% increase or decrease in the fair value of these investments. Total investments represent 2.5% of our total assets and are not directly associated with revenue streams; therefore we elected not to

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focus on recoverably of investments in the Executive Overview of our MD&A. The Company acknowledges that there are particular risks and exposures related to its $17.5 million of investments in managed collateralized loan obligation products. Accordingly, the fair value determination and impairment analysis related to these investments is detailed in the Critical Accounting Policy on Investments, beginning on page 51 of the Form 10-K.

Assets held for policyholders consist of assets that are managed for clients of one of our non-U.S. subsidiaries, Invesco Perpetual Life Limited (formerly known as Invesco Pensions Limited), which is an insurance company that was established to facilitate retirement savings plans. In accordance with the American Institute of Certified Public Accountants Statement of Position No. 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts,” these assets are reported on our Consolidated Balance Sheets separately, with an equal and offsetting policyholder payable balance. Changes in the fair values of these assets and liabilities offset to zero and are recorded in the Company’s Consolidated Statements of Income in other operating revenues. Because the value of these investments is offset exactly by policyholder payables with no impact to the Company’s results, we have elected to discuss these balance sheet items in the MD&A Balance Sheet Discussion, beginning on page 39 of the Form 10-K, and not in the Executive Overview. We do not believe that additional quantitative or qualitative information regarding these assets would provide useful information to the readers of our Form 10-K.

Accounting for consolidated investment products was identified as one of the Company’s critical accounting policies and is discussed on page 52 of the Form 10-K. We provide investment management services to various private equity funds and fund of funds. Certain of these investments are in funds that are considered to be variable interest entities (VIEs), as defined by FASB Interpretation (FIN) No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” and we are required to consolidate those for which we are deemed to be the primary beneficiary. Others are consolidated under EITF 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” as one of our subsidiaries is the general partner and is presumed to have control, in the absence of simple majority kick-out rights to remove us, simple majority liquidation rights to dissolve the partnership, or any substantive participating rights of the other limited partners. At December 31, 2008, we were required to consolidate $921.0 million of assets of consolidated investment products, including $843.8 million in investments held by these funds. Consolidation resulted in additional minority interests of $899.6 million, as the Company invests as a less than 5% (generally around 1%) owner of each of these managed products. We elected not to focus on recoverability of investments held by consolidated investment products, because we do not consider them to be Company assets. Additionally, the Company has no right to the benefits from, nor do we bear the risks associated with, these investments, beyond our minimal direct investments in, and management fees generated from, the investment products. If the Company were to liquidate, these investments would not be available to the general creditors of the Company. To provide additional information about investments of consolidated investment products in the Executive Overview of our MD&A would place more emphasis than we believe

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Mr. Nudrat Salik

is appropriate on these non-Company assets and would therefore be misleading to readers of our financial statements.

The Company has $205.3 million in property and equipment assets as of December 31, 2008, consisting primarily of technology (hardware and software) and facilities assets, representing 2.1% of the Company’s total assets. Over 70% of these assets are being depreciated over a period of between three and seven years. The Company elected not to focus on recoverability of these assets in the MD&A, as our property and equipment assets are not significant to the operations of our business. The carrying amounts of property and equipment assets are reviewed for impairment under FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” when events or circumstances indicate that the carrying values may not be recoverable, as disclosed in Note 1, “Accounting Policies,” to the Company’s Consolidated Financial Statements, beginning on page 65 of the Form 10-K.

The Company has $142.8 million of net intangible assets (1.5% of total assets), excluding goodwill, as of December 31, 2008, consisting primarily of investment management contracts acquired through acquisition, $99.7 million of which have indefinite lives and therefore are not subject to amortization. Also as detailed in Note 1, “Accounting Policies,” definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Indefinite-lived intangibles are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets are impaired. We do not consider a discussion of recoverability of these assets useful to our MD&A.

Our goodwill balance as of December 31, 2008, was $5,966.8 million (61.2% of total assets). We have identified goodwill as one of our critical accounting policies and have discussed the goodwill impairment process and sensitivity beginning on page 50 of our MD&A. We do, however, acknowledge the Staff’s comments and will enhance future disclosures to give effect to them, as discussed in our response to comment 14. Should goodwill become impaired, we will discuss this in the Executive Overview of the MD&A.

Quantitative disclosures for revenues, operating income and net income

The Company notes that forward-looking guidance is not required to be included in the MD&A discussion, but that it is encouraged if it provides useful and material information to investors. We provided a quantitative discussion of expected 2009 operating expenses in the Executive Overview section of our 2008 Form 10-K. We believe that expense guidance is more meaningful to investors than providing revenue, operating income and net income guidance. Revenues are variable, being contingent on total AUM levels and the composition of AUM. Changes in the levels of our AUM or composition by asset class, geography, or distribution channel will cause a shift in our revenues, operating income, and net income. The most significant drivers of changes in AUM are general market levels, which are inherently difficult to forecast. Guidance tied to revenue forecasts is therefore less meaningful. Additionally, we note that peer company disclosures generally do not quantify expected revenues, operating income and net income guidance, and analysts use their own assumptions when evaluating the Company’s AUM

May 15, 2009

Mr. Nudrat Salik

composition, related revenues and market levels. By contrast, expenses are easier to accurately forecast, given the relatively high fixed component of our expense structure. Therefore, we believe that expense guidance is the most appropriate form of guidance to provide investors.

Asset Under Management, page 27

3.

You present net revenue yield on Assets Under Management and net revenue yield on Assets Under Management before performance fees. Please present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please also consider discussing any significant changes in these US GAAP amounts period over period.

Response to Comment 3

We have begun to include “gross revenue yield on AUM” and “gross revenue yield on AUM before performance fees” in future filings with the SEC, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009. Gross revenue yield on AUM is calculated by dividing total operating revenues obtained from the face of our Consolidated Statements of Income by average AUM, excluding the AUM of our joint ventures (JVs). We believe it is appropriate to adjust average AUM to exclude the average AUM of our JVs for purposes of computing gross revenue yield on AUM, because the revenues resulting from the AUM of our JVs are not presented in our operating revenues. Our share of the pre-tax earnings of the JVs is recorded as equity in earnings of unconsolidated affiliates on our Consolidated Statements of Income. These financial measures will be presented with equal prominence to net revenue yield on AUM and net revenue yield on AUM before performance fees. Additionally, we will consider discussing any significant changes in these financial measures in future filings.

The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Assets Under Management” on page 28, and are presented below:

Net revenue yield on AUM declined 10.7 basis points to 46.7 basis points in the three months ended March 31, 2009, from the three months ended March 31, 2008, level of 57.4 basis points. The most significant factor contributing to this decline was the market driven change in our asset mix. Our equity AUM, with a blended net revenue rate of approximately 79-80 basis points, decreased in line with the decline in equity markets globally during the three months ended March 31, 2009, whereas our institutional money market AUM, with a blended net revenue rate of approximately 11-12 basis points, increased during the period. Gross revenue yield on AUM declined 14.3 basis points to 63.1 basis points in the three months ended March 31, 2009, from the three months ended March 31, 2008, level of 77.4 basis points. See “Schedule of Non-GAAP Information” for a reconciliation of operating revenues (gross revenues) to net revenues.

May 15, 2009

Mr. Nudrat Salik

Institutional money market net inflows were $8.6 billion in the period compared to net inflows of $9.6 billion in the 2008 comparative period.

Changes in AUM were as follows:

$ in billions	2009	2008
January 1	357.2	500.1
Long-term inflows	14.3	20.8
Long-term outflows	(13.6)	(29.2)
Long-term net flows	0.7	(8.4)
Net flows in money market funds	8.6	9.6
Market gains and losses/reinvestment	(16.3)	(33.5)
Foreign currency translation	(2.0)	2.5
March 31	348.2	470.3
Average long-term AUM	264.9	400.5
Average institutional money market AUM	86.1	76.1
Average AUM	351.0	476.6
Gross revenue yield on AUM(1)	63.1bps	77.4bps
Gross revenue yield on AUM before performance fees(1)	61.8bps	76.5bps
Net revenue yield on AUM(2)	46.7bps	57.4bps
Net revenue yield on AUM before performance fees(2)	45.5bps	56.5bps

____________

(1)

Gross revenue yield on AUM is equal to annualized total operating revenues divided by average AUM, excluding joint venture (JV) AUM. Our share of the average AUM in the first quarter for our JVs in China was $3.2 billion (fourth quarter 2008: $3.1 billion; first quarter 2008: $6.2 billion). We believe that it is appropriate exclude the average AUM of our JVs for purposes of computing gross revenue yield on AUM, because the revenues resulting from these AUM are not presented in our operating revenues. Under U.S. GAAP, our share of the pre-tax earnings of the JVs is recorded as equity in earnings of unconsolidated affiliates on our Condensed Consolidated Statements of Income.

(2)

Net revenue yield on AUM is equal to annualized net revenues divided by average AUM, including JV AUM. See “Schedule of Non-GAAP Information” for a reconciliation of operating revenues to net revenues.

May 15, 2009

Mr. Nudrat Salik

4.

Please consider providing a breakdown of Assets Under Management by sectors (such as real estate, banking, or consumer products) as of each balance sheet date. This disclosure should be supplemented by additional discussion in MD&A that provides a detailed analysis of both changes in Assets by Management by sector and changes in fund performance by sector for each period presented.

Response to Comment 4

We are a large global investment manager and offer multiple investment objectives covering most sectors. While sector analysis may be appropriate in assessing the performance of an individual fund, is not relevant to our management of the business, and is therefore not useful in analyzing of our total AUM. The Company does not track AUM and investment performance by sector (such as real estate, banking or consumer products) on a consolidated basis, and such a breakdown of AUM has never been requested of us by our investor community. Additionally, we note that peer company AUM disclosures are consistent with our AUM disclosures, often including AUM by asset class, distribution channel, and in certain cases geography. We therefore believe that we are providing relevant, detailed and comparable AUM disclosures and rollforwards.

5.

Please quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/ or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

Response to Comment 5

The Company issues monthly press releases, which are also furnished to the SEC under Forms 8-K, containing ending AUM disclosures separately for total AUM excluding money market funds and total money market funds. The January 31, 2009, AUM of $354.1 billion was released on February 9, 2009, and was included in our 2008 Form 10-K on page 12 in the Risk Factors discussion to illustrate that declines in the market values of assets in the funds and accounts managed could negatively impact our revenues. The February 27, 2009, AUM was published on March 9, 2009, after the date of the filing of the 2008 Form 10-K, and accordingly it was not practicable to include this data in our 2008 Form 10-K. Future Form 10-K filings will include the most currently available AUM data in the MD&A.

The March 31, 2009, AUM was published on April 8, 2009, and was included in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Assets Under Management,” on pages 27 through 30 of our Form 10-Q for the period ended March 31, 2009, which was filed on May 8, 2009. The April 30, 2009, AUM was not available for release until later in the day on May 8, 2009, after the filing of the Form 10-Q and was not therefore included in the Form 10-Q.

May 15, 2009

Mr. Nudrat Salik

As discussed in our response to comment 2 above, the most significant risk related to our revenues is that they would be adversely affected by any reduction in AUM as a result of either a decline in market value of such AUM or net outflows, which would reduce the investment management fees we earn. We provided global market return data in the Executive Overview of the MD&A to indicate to the reader that markets were trending down up to the most recent month prior to the filing of the 2008 Form 10-K. We had not received any notice of expected material redemptions of AUM prior to the filing of the 2008 Form 10-K. We continually experience sales and redemptions that are both anticipated and unanticipated. We believe that highlighting only known or expected redemptions could give an inaccurate view of the trends within AUM given a) the size and timing of unanticipated redemptions, and b) the size and timing of unanticipated sales. Should we receive notice in the future of a significant redemption and deem that the notification is indicative of a material trend, our MD&A disclosures will reflect this information.

6.

If in future filings a presentation of the flows in money market funds on a gross basis instead of on a net basis could provide material information concerning these flows, please revise to present the flows on this basis.

Response to Comment 6

From day-to-day, AUM move in and out of the money market asset class. Clients use the money market asset class to temporarily hold funds for known future use. The money market asset class is therefore deemed to be very short-term in nature. Often inflows and outflows experienced within the same reporting period could be generated from a single client. Clients often use money market funds as an extension of or as a de facto bank account. They use the proceeds in the normal course of running their businesses for payroll, tax payments, purchases of capital equipment, payment of vendors, etc. Due to the daily swings in balances, gross AUM data for the money market asset class is less meaningful than for long-term AUM. For example, for the year ended December 31, 2008, our Global Cash Management money market operations had gross money market inflows of $651 billion and gross outflows of $640 billion, resulting in net inflows of $11 billion. Gross flows of money market funds are not relevant data on which to base an expectation of a trend, as they are not necessarily indicative of the performance of the investment manager. Additionally, we note that peer companies generally disclose net money market flows due to their short-term nature. We do not believe that providing gross AUM flows for the money market asset class would provide material information; however, should we become aware of a material trend in the future, we will include disclosure of that trend in future filings.

Results of Operations

Proportional Share of Revenues, Net of Third-Party Distribution Expenses, from Joint Venture Investments, page 32

7.

Please clarify how you are arriving at the amounts discussed in MD&A as the proportional share of revenues, net of third-party distribution expenses, from joint venture investments compared to the amounts reported on your statements of income

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Mr. Nudrat Salik

or disclose the specific page number that these disclosures are provided. Specifically you report equity in earnings of unconsolidated affiliates of $46.8 million during the year ended December 31, 2008 and $48.1 million during the year ended December 31, 2007 on your statements of income. Please also include a discussion in MD&A of the equity in earnings of unconsolidated affiliates amounts.

Response to Comment 7

Amounts included in equity in earnings of unconsolidated affiliates on the Company’s Consolidated Statements of Income of $46.8 million and $48.1 million during the years ended December 31, 2008 and 2007, include our proportionate share of income or loss before tax from our investments in joint ventures ($41.3 million in 2008 and $46.2 million in 2007) as well as from other non-controlled entities ($5.5 million in 2008 and $1.9 million in 2007). As disclosed in Note 4, “Investments,” to our Consolidated Financial Statements, beginning on page 79 of the Form 10-K, the Company uses the equity method of accounting for investments in joint ventures, affiliates and for the investments in certain managed private equity, real estate and other investment entities. These entities include variable interest entities for which we have determined that we are not the primary beneficiary and other investment products structured as partnerships for which we are the general partner and the other limited partners possess either substantive kick-out, liquidation or participation rights.

A reconciliation of equity in earnings of unconsolidated affiliates from our Consolidated Statements of Income to our proportional share of operating income from joint venture investments from our Schedule of Non-GAAP Information is detailed below.

$ in millions	2008	2007
Equity in earnings of unconsolidated affiliates	46.8	48.1
Less: equity in earnings of non-JV affiliates	(5.5)	(1.9)
Less: interest and investment income of JVs	(1.6)	(0.7)
Proportional share of operating income from joint ventures investments, as disclosed in the Schedule of Non-GAAP Information on page 39	39.7	45.5

In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue to include a discussion in the MD&A of the equity in earnings of unconsolidated affiliates. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations for the Three Months Ended March 31, 2009, Compared with the Three Months Ended March 31, 2008, Operating Revenues and Net Revenues, “Other Income and Expenses” on page 35, and are presented below:

Equity in earnings of unconsolidated affiliates decreased 86% to $2.5 million in the three months ended March 31, 2009 (March 31, 2008: $17.9 million), resulting from declines in our share of the pre-tax earnings of our joint venture investments in China as well as net losses in certain of our partnership investments.

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Mr. Nudrat Salik

Amounts included in the proportional share of revenues, net of third-party distribution expenses, from joint venture investments included in the Schedule of Non-GAAP Information beginning on page 38 of our Form 10-K of $57.3 million and $60.6 million for the years ended December 31, 2008 and 2007, include only our proportionate share of net revenues from joint venture investments. We have investments in two joint ventures, as detailed in Note 4, Invesco Great Wall Fund Management Company Limited (the “Invesco Great Wall” joint venture), and Huaneng Invesco WLR Investment Consulting Company Ltd. The calculation of our proportionate share of net revenues from joint venture investments is detailed below.

$ in millions	2008	2007
Invesco’s share of operating revenues from joint venture investments	70.1	70.6
Less: Invesco’s share of third-party distribution, service and advisory expenses from joint venture investments	(12.8)	(10.0)
Proportional share of revenues, net of third-party distribution expenses, from joint ventures investments, as disclosed in the Schedule of Non-GAAP Information on page 39	57.3	60.6

Schedule of Non-GAAP Information, page 38

8.

Please expand your disclosures to further address why you believe net revenues, net operating income, and net operating margin provides useful information to investors. Please specifically disclose if you use these non-GAAP financial measures for any additional purposes. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

Response to Comment 8

The Company refers to the following non-GAAP financial measures in its Form 10-K: net revenues (and by calculation, net revenue yield on AUM), net operating income and net operating margin (which is calculated by dividing net operating income by net revenues). The two adjustments to operating revenues include the addition of third-party distribution, service and advisory expenses and the addition of our proportional share of net revenues from our joint venture investments, discussed in our response to comment 7 above.

Third-party distribution, service and advisory expenses include renewal commissions paid to independent financial advisors for as long as the clients’ assets are invested and are payments for the servicing of client accounts. Renewal commissions are calculated based upon a percentage of the AUM value. Third party distribution expenses also include the amortization of upfront commissions paid to broker-dealers for sales of fund shares with a contingent deferred sales charge (a charge levied to the investor for client redemption of AUM within a certain contracted period of time). The distribution commissions are amortized over the redemption period. Also included in third-party distribution, service and advisory expenses are sub-transfer agency fees that are paid to third parties for processing client share purchases and redemptions, call center support and client reporting. Third-party distribution, service and advisory expenses are essentially a portion of management, distribution or service revenues that are passed through to third parties who perform functions on behalf of the Company’s managed funds. Since the Company has been deemed to be the principal in the third-party arrangements, in accordance

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with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the Company must reflect these expenses gross of operating revenues under U.S. GAAP. We believe that it is useful information to investors to show these expenses net of operating, because net presentation more appropriately reflects the nature of these expenses as revenue-sharing activities.

The second adjustment to both operating revenues and operating income relates to adding to operating revenues our proportional share of revenues, net of third-party distribution expenses, from joint venture investments, and adding to operating income our proportional share of the operating income from joint venture arrangements. As discussed in our response to comment 7, the Company has two joint venture investments in China. The Invesco Great Wall joint venture is one of the largest long-term Sino-foreign managers in China, with AUM of approximately $6.0 billion as of December 31, 2008. Enhancing our operations in China is one effort that we believe could best improve our competitive position over time. Accordingly, we believe that it is appropriate to evaluate the contribution of our joint venture investments to the operations of the business.

In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue to expand our disclosures to further address why we believe net revenues, net operating income, and net operating margin provide useful information to investors. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Schedule of Non-GAAP Information” beginning on page 35, and are presented below:

Net revenues (and by calculation, net revenue yield on AUM), net operating income and net operating margin are non-GAAP financial measures. The most comparable U.S. GAAP measures are operating revenues (and by calculation, gross revenue yield on AUM), operating income and operating margin. Management believes that the deduction of third-party distribution, service and advisory expenses from operating revenues in the computation of net revenues and the related computation of net operating margin provides useful information to investors because the distribution, service and advisory fee amounts represent costs that are passed through to external parties who perform functions on behalf of the company’s managed funds, which essentially are a share of the related revenues. Third-party distribution, service and advisory expenses include renewal commissions paid to independent financial advisors for as long as the clients’ assets are invested and are payments for the servicing of client accounts. Renewal commissions are calculated based upon a percentage of the AUM value. Third party distribution expenses also include the amortization of upfront commissions paid to broker-dealers for sales of fund shares with a contingent deferred sales charge (a charge levied to the investor for client redemption of AUM within a certain contracted period of time). The distribution commissions are amortized over the redemption period. Also included in third-party distribution, service and advisory expenses are sub-transfer agency fees that are paid to third parties for processing client share purchases and redemptions, call center support and client reporting. Since the company has been deemed to be the principal in the third-party

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Mr. Nudrat Salik

arrangements, in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the company must reflect these expenses gross of operating revenues under U.S. GAAP. We believe that it is useful information to investors to show these expenses net of operating revenues, because net presentation more appropriately reflects the nature of these expenses as revenue-sharing activities. Additionally, management evaluates net revenue yield on AUM, which is equal to net revenues divided by average AUM during the reporting period. This metric is an indicator of the basis point net revenues we receive for each dollar of AUM we manage and is useful when evaluating the company’s performance relative to industry competitors.

Management also believes that the addition of our proportional share of revenues, net of distribution expenses, from joint venture investments in the computation of net revenues and the addition of our proportional share of operating income in the related computations of net operating income and net operating margin also provide useful information to investors, as management considers it appropriate to evaluate the contribution of its joint venture to the operations of the business. The company has two joint venture investments in China. The Invesco Great Wall joint venture was one of the largest long-term Sino-foreign managers in China, with AUM of approximately $6.9 billion as of March 31, 2009. Enhancing our operations in China is one effort that we believe could improve our competitive position over time. Accordingly, we believe that it is appropriate to evaluate the contribution of our joint venture investments to the operations of the business.

Net revenues (and by calculation, net revenue yield on AUM), net operating income, and net operating margin should not be considered as substitutes for any measures derived in accordance with U.S. GAAP and may not be comparable to other similarly titled measures of other companies.

9.

Please clearly show how you are arriving at the amounts of proportional share of revenues, net of third-party distribution expenses, from joint venture investments. Please disclose how these joint venture investments are related to your operations which warrant their inclusion in operating income.

Response to Comment 9

We respectfully refer the Staff to our response to comment 7, where we have detailed how we are arriving at the amounts of proportional share of revenues, net of third-party distribution expenses, from joint venture investments.

As indicated in our response to comment 8, enhancing our operations in China is one effort that we believe could improve our competitive position over time. Accordingly, we believe that it is appropriate to evaluate the contribution of our joint venture investments to the operations of the business by including our proportional share of the net revenues of our joint venture investments in operating income.

May 15, 2009

Mr. Nudrat Salik

Liquidity and Capital Resources, page 41

10.

In light of the $297.2 million 4.5% senior notes due on December 15, 2009, and that the $900 million credit facility will expire on March 31, 2010, please disclose the current status of your borrowings, including if you have been able to refinance any of your debt amounts, renew any debt facilities, as well as whether there have been any other material changes to your borrowings. Please also disclose the source of cash you intend to use to make significant debt payments such as the $297.2 million.

Response to Comment 10

The current status of our borrowings, as of the date of this letter, remained materially unchanged from our debt position as of December 31, 2008. As of the date of this letter, our $900 million available credit facility drawn-down balance was zero (a reduction of $12.0 million since December 31, 2008, and a reduction of $7.5 million since March 31, 2009.) We expect to pay our 4.5% senior notes due on December 15, 2009, with existing cash balances in addition to cash flows provided by operations or with available funds through our credit facility. We are currently re-negotiating our credit facility, which expires in March 2010. We expect to conclude this process before the end of June 2009.

In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue to expand our disclosures. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Liquidity and Capital Resources” on page 39, and are presented below:

The existing capital structure of the company, together with available cash balances, cash flows from operations, borrowings under the credit facility, and other capital market activities should provide the company with sufficient resources to meet present and future cash needs. We believe that our cash balances, cash flows generated from operations, and existing capacity under our credit facility, together with our ability to obtain alternative sources of financing, will enable us to meet operating, debt and other obligations as they come due and anticipated future capital requirements. Future obligations include the maturity of the remaining $294.2 million 4.5% senior notes due December 15, 2009, and the expiration of the $900 million credit facility on March 31, 2010. Given these two upcoming maturities, we are currently exploring opportunities to obtain a new multi-year credit facility commitment. Our ability to access the capital markets in a timely manner depends on a number of factors including our credit rating, the condition of the global economy, investors’ willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. If we are unable to access capital markets in a timely manner, our business could be adversely impacted.

11.

You believe that your cash flows from operations and credit facilities, together with your ability to obtain alternative sources of financing, will enable you to meet operating, debt and other obligations as they come due and anticipated future capital requirements. Please further enhance your disclosures to discuss significant changes

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in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, your cash flows from operations decreased by $418 million or 46% from the year ended December 31, 2007 to the year ended December 31, 2008. When there are significant changes in the sources of cash, please advise how you determined that these sources will continue to be sufficient to meet your needs including whether alternative sources of cash are available.

Response to Comment 11

The significant reduction in cash flows from operations from December 31, 2007, to December 31, 2008, resulted from the reduction in net income realized during the period (a decline of $191.9 million) and the normal change in the receivables and payables in the balance sheet (a net use of $241.6 million). Receivable and payable balances fluctuate significantly due to the timing of cash receipts and payments. The Company extensively models forecasted liquidity levels. When there are significant changes in the sources of cash, we analyze all other sources of cash and all required cash outlays. For example, when considering that the 4.5% senior notes will mature on December 15, 2009, we factor in, among other things, forecasted net income, estimated share repurchase activity, forecasted acquisition earn-out payments and any repayment on our credit facility. Any anticipated decrease in net income may result in increased borrowing against our credit facility; however, such borrowing is expected to be relatively insignificant when compared to the borrowing capacity under the credit facility. As a result of recent market uncertainty, we elected to suspend share repurchase activity to preserve existing cash balances. Existing cash balances, along with cash provided by operations and cash available under our credit facility, will provide adequate sources of cash during the year. In future filings, we will continue to further enhance our cash flow disclosures to discuss significant changes in our expected sources and uses of cash from period to period and the impact of these changes on our liquidity and capital resources.

Debt, page 44

12.

You disclose your required and actual ratios for financial covenants under the $900 million credit facility. Please also consider disclosing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please confirm that there are no borrowing base guidelines which could restrict the amount available under the facility.

Response to Comment 12

We note that discussion of debt covenants in the MD&A is required in situations where a company is reasonably likely to be in breach of a covenant, and in situations where debt covenants limit, or are reasonably likely to limit, a company’s ability to obtain financing to a material extent. For our Company, neither situation is applicable. Additionally, we far exceed

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our covenant requirements and have for several years. We elect to provide additional details regarding our debt covenants, because we believe this additional information is useful to the reader. In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue to further enhance our disclosures by including actual ratio calculations, which include reconciliations to U.S. GAAP amounts. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, “Debt,” beginning on page 41, and are presented below:

The financial covenants under our credit facility agreement include a leverage ratio of not greater than 3.25:1.00 (debt/EBITDA, as defined in the credit facility) and an interest coverage ratio of not less than 4.00:1.00 (EBITDA, as defined in the credit facility, divided by interest payable for the four consecutive fiscal quarters). As of March 31, 2009, we were in compliance with our debt covenants. At March 31, 2009, our leverage ratio was 1.48:1.00 (December 31, 2008: 1.28:1.00), and our interest coverage ratio was 11.31:1.00 (December 31, 2008: 12.20:1.00).

The March 31, 2009, coverage ratio calculations are as follows:

$ millions	Total	Q1 2009	Q4 2008	Q3 2008	Q2 2008
Net income attributable to common shareholders	357.2	30.7	31.9	131.8	162.8
Tax expense	182.5	20.3	35.8	49.2	77.2
Amortization/depreciation	67.0	16.0	17.2	16.7	17.1
Interest expense	71.3	15.9	17.8	18.3	19.3
Share-based compensation expense	92.3	23.7	5.7	31.7	31.2
Unrealized losses from investments	35.2	6.6	14.6	9.6	4.4
EBITDA*	805.5	113.2	123.0	257.3	312.0
Total debt	$1,151.7
Leverage ratio (Debt/EBITDA)	1.48
Interest coverage (EBITDA/Interest Expense)	11.31

____________

*

EBITDA is a non-GAAP financial measure; however management does not use this measure for anything other than these debt covenant calculations. The calculation of EBTIDA above (a reconciliation from net income attributable to common shareholders) is defined by our credit facility agreement, and therefore net income attributable to common shareholders is the most appropriate GAAP measure from which to reconcile to EBITDA.

The EBITDA calculation is defined in our credit facility and is used solely for purposes of the debt covenant calculation. There are no borrowing base guidelines that could restrict the amount available under the facility.

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Critical Accounting Policies and Estimates, page 47

13.

Given that it appears your material revenue streams are based on the value of Assets Under Management, please disclose how you calculate the value of your Assets Under Management. If significant judgment is involved in the calculation of Assets Under Management and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify Assets Under Management as a critical accounting policy. We believe the following disclosures may be useful to investors:

•	Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management;
•	Detailed discussion of the material estimates and assumptions used in each of the models; and
•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response to Comment 13

We understand that companies should consider whether they have made accounting estimates or assumptions where the nature of the estimates or assumptions are material due to levels of subjectivity and judgment used to account for highly uncertain matters or the susceptibility of these matters to change, and companies should consider if the impact of these estimates and assumptions on financial condition and results of operations or operating performance is material. If so, companies are required to provide disclosure of these crucial accounting estimates in their MD&A. We do not consider revenue recognition from AUM and AUM valuation to be critical accounting policies, because these processes are not subject to significant use of management judgment or estimation.

As discussed in our response to comment 2, AUM are not assets of the Company and therefore do not appear within the consolidated financial statements of the Company (with the exception of assets held for policyholders and consolidated investment products). AUM data is collected from various fund accounting systems utilized around the consolidated group. The funds are often required to satisfy regulatory reporting in each location in which they are distributed, which in most locations and for most types of funds means that a fund prospectus and/or audited annual reports are completed. We have investment management or advisory agreements in place with our funds/clients, which indicate that we receive a certain basis point management, distribution and/or service fee from the funds/clients, calculated as a percentage of AUM. These fee calculations are generated directly from the fund accounting systems. In several locations, we have SAS 70 reviews on these systems to ensure that the calculations are being correctly generated, and we have internal controls in place to ensure accurate revenue calculations. In other locations, controls are in place to support valuation processes.

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Over 95% of the securities that comprise our AUM are listed on exchanges and are frequently traded where quoted prices are readily available; less than 5% of our revenues are based on AUM that must be valued using observable or unobservable inputs into valuation models. Additionally, revenues generated from our private equity AUM are generally calculated from committed amounts, and revenues generated from our CLOs generally are calculated as a percentage of the par value of the underlying funds, not on the variable fair values of the underlying funds. Institutional revenues are based upon valuations and revenue calculations that are agreed with clients through an invoicing process before receipt. Therefore, revenue recognition and AUM valuation are not considered to be highly uncertain areas requiring significant judgment, nor do these processes change regularly.

Goodwill, page 50

14.

Given that goodwill represents 61% of your total assets at December 31, 2008, we encourage you to expand your disclosures to provide readers with a better insight into management’s judgments in accounting for goodwill. Please consider the following:

•

You state that the principal method you use to determine fair value of a reporting unit is an income approach where future cash flows are discounted to arrive at a single present value amount. You note that the results of the secondary market approach are not used to provide a fair value estimate and are not combined or weighed with the results of the income approach but are used to provide an additional basis to determine the reasonableness of the income approach fair value estimate. Please disclose what consideration was given to the secondary market approach in your analysis, including if it resulted in you reconsidering or adjusting the values under the income approach;

•	Please disclose what consideration was given to your market capitalization in your impairment analysis; and
•	Please disclose how assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response to Comment 14

We will enhance future disclosures to give effect to the Staff’s comments. Please find below our responses to each one of the Staff’s bulleted suggestions.

Use of secondary market approach

The Company’s annual goodwill impairment review is performed as of October 1 of each year. Due to the declines in global markets experienced during October 2008, we conducted an interim goodwill impairment test as of October 31, 2008. No impairment existed at either of these dates. We reviewed our conclusions, including a reassessment of key assumptions, again at December 31, 2008, and noted that no significant changes had occurred between October 31, 2008, and

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December 31, 2008. As disclosed in our goodwill critical accounting policy on page 50 of the Form 10-K, the principal method of determining fair value of our reporting unit is an income approach where future cash flows are discounted to arrive at a single present value amount. We also use a market approach to provide a secondary and corroborative fair value of our reporting unit by using comparable company and transaction multiples to estimate values for our single reporting unit. Consideration of the market approach is dependent on the availability of appropriate and comparable market data, particularly recent business combination transactions involving businesses in our industry. During the three months ended December 31, 2008, there was little available market data. In addition, the general economic environment was changing so quickly that business combination transactions that had occurred during the first half of 2008 were no longer indicative of transaction activity and pricing levels in the second half of 2008. This assessment led us to place less reliance on the market approach for the goodwill impairment testing during the period and did not result in any reconsideration or adjustments in values obtained from our income approach. However, the market approach did not yield a result that was inconsistent with the income approach.

Should more reliance be placed on the secondary market approach to measuring fair value of our reporting unit in the future, or should such consideration result in any reconsideration or adjustments to the values we obtain through the income approach, we will provide additional disclosures of the impact of the use of the market approach.

Consideration of market capitalization

We reconciled the fair value of our reporting unit obtained through the income approach to our market capitalization. The difference between the income approach fair value and the market capitalization is generally referred to as a “control premium.” We collected data on historical control premiums that resulted from business combinations over the past 20 years and concluded that our control premium of 15.9% as of October 31, 2008, was below the relevant range of comparative data. The data collected evidenced that the most relevant range of control premiums was 18% to 32% for the asset management sector. Additionally, we noted that in recessionary times, control premiums for our industry rise above this range. All of this research was evaluated and resulted in our conclusion that the fair value obtained through the income approach was reasonable. In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue enhance our disclosures. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, “Goodwill,” on page 43, and are presented below:

The principal method of determining fair value of the reporting unit is an income approach where future cash flows are discounted to arrive at a single present value amount. The discount rate used is derived based on the time value of money and the risk profile of the stream of future cash flows. Recent results and projections based on expectation regarding revenues, expenses, capital expenditures and acquisition earn out payments produce a present value for the

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reporting unit. While the company believes all assumptions utilized in our assessment are reasonable and appropriate, changes in these estimates could produce different fair value amounts and therefore different goodwill impairment assessments. The most sensitive of these assumptions are the estimated cash flows and the use of a weighted average cost of capital as the discount rate to determine present value. The present value produced for the reporting unit is the fair value of the reporting unit. This amount is reconciled to the company’s market capitalization to determine an implied control premium, which is compared to an analysis of historical control premiums experienced by peer companies over a long period of time to assess the reasonableness of the fair value of the reporting unit.

Evaluation of changes to goodwill impairment assumptions

We did not change our goodwill impairment testing methodology in 2008. While our 2007 goodwill impairment review provided a significant excess fair value over the carrying value of our goodwill, there were a number of enhancements made in the 2008 goodwill impairment review process. Differences related to our prospective financial information and discount assumptions. The key assumptions in our income valuation model include prospective financial information derived from our latest budget for the following year and estimates of AUM growth drawn from historic trends. These data sources did not change, however, due to the economic environment, our budgeted income levels were lower in the 2008 analysis than those used in the 2007 analysis. Additionally, in our 2008 goodwill impairment review, we discounted our expected cash flows using a discount rate that was more reflective of a market participant’s view of weighted average cost of capital for companies in our industry, obtained by averaging the weighted average cost of capital amounts from a group of peer companies. We utilized the guidance provided by SFAS No. 157, “Fair Value Measurements,” in our 2008 goodwill impairment analysis, which requires that the inputs to our income approach be consistent with those that a market participant would use. In our 2007 annual analysis, we used our weighted average cost of capital as the discount rate in our income approach calculation. This resulted in using a lower discount rate in our 2008 annual test than had we used our own weighted average cost of capital.

Should we make significant changes to our goodwill impairment methodology or assumptions in future years, we will disclose those changes and their impact to our goodwill impairment test, if material. The disclosures made in our Form 10-Q for the period ended March 31, 2009, were expanded and are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, “Goodwill,” beginning on page 43, and are presented below:

The company cannot predict the occurrence of future events that might adversely affect the reported value of goodwill that totaled $5,904.0 million and $5,966.8 million at March 31, 2009, and December 31, 2008, respectively. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the company’s assets under management, or any other material negative change in assets under management and related management fees. The company’s annual goodwill

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impairment review is performed as of October 1 of each year. Our goodwill impairment testing conducted during 2008, at October 1 and an interim impairment test at October 31, 2008, indicated that the fair value of the reporting unit exceeded its carrying value, indicating that step two of the goodwill impairment test was not necessary. Due to the declines in global markets experienced during the three months ended March 31, 2009, the company conducted an interim goodwill impairment test at March 31, 2009, using the most recently available operating information, and determined that no impairment existed at that date. The interim impairment test adopted an income approach consistent with the annual 2008 impairment tests, but utilized the company’s updated forecasts for changes in AUM due to market gains and long-term net flows and the corresponding changes in revenues and expenses. The primary assumption changes from the October 31, 2008, valuation test were increases in the anticipated rise in equity markets in the near-term and in net AUM sales. The increase in equity markets was based on an analysis of the Dow Jones Industrial Average for 10 recession events between 1945 and 2001. The October 31, 2008, valuation had assumed an equity market rise in-line with more normal non-recessionary experience. The higher AUM net sales reflects new flows into the equity markets as values stabilize and confidence returns, and also took into account the company’s improved relative investment performance. A discount rate of 13.73% was used for the March 31, 2009, test, similar to the October 31, 2008, rate of 13.61% (October 1, 2008: 11.56%). The discount rates used are estimates of the weighted average cost of capital for the asset management sector reflecting the overall industry risks associated with future cash flows and have been calculated consistently across the various tests dates. A 20% decline in the fair value of our reporting unit, or a 2% increase in the discount rate assumption used during our March 31, 2009, interim goodwill impairment analysis, would have caused the carrying value of our reporting unit to be in excess of its fair value, which would require the second step of the goodwill impairment test to be performed. The second step could have resulted in an impairment loss for goodwill.

15.

Given that only a 1% increase in the discount rate assumptions used during your October 31, 2008, interim goodwill impairment analysis would have caused the carrying value of your reporting unit to be in excess of its fair value, please disclose the rate that you used and how you determined this was the appropriate rate to be used in your analysis.

Response to Comment 15

In the October 1, 2008, goodwill impairment test, we used a discount rate of 11.56%. In the October 31, 2008, goodwill impairment test, we used a discount rate of 13.61%. Both of these discount rates were industry averages of weighted average costs of capital and are considered to be reflective of the investment management industry’s risks. The increase from October 1 to October 31, 2008, illustrates the significant change in the risk profile of our industry experienced during that month. As discussed in our response to comment 14 above, we believe that these rates were the appropriate discount rates to use in estimating the fair value of our reporting unit, as these rates are consistent with those that a market participant would use.

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Should we make significant changes to our goodwill impairment methodology or assumptions in future years, including material changes to our discount rate assumptions, we will disclose those changes and their impact to our goodwill impairment test, if material. The disclosures made in our Form 10-Q for the period ended March 31, 2009, were expanded and are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, “Goodwill,” beginning on page 43, and are presented in our response to comment 14.

16.

Please provide us with a comprehensive explanation and correspondingly expand your disclosures to address how you determined you only have one reporting unit pursuant to SFAS 142. You should disclose whether you aggregate reporting units. Refer to paragraph 30 of SFAS 142. Please tell us whether discrete financial information is prepared at any level lower than the consolidated level. If so, please tell us who uses this information and for what purpose. Please help us understand why the three principal distribution channels: Retail, Institutional, and Private Wealth Management would not be separate reporting units.

Response to Comment 16

Under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), goodwill is tested for impairment at a level of reporting referred to as a “reporting unit.” Paragraph 30 of SFAS 142 states that “a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”

For segment reporting purposes, as required by FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131), the Company has determined that it operates under one operating segment (and therefore reports under one reportable segment), called asset management.

We also determined that for purposes of testing goodwill impairment in 2008, Invesco’s single operating segment is also its single reporting unit. The analysis is set forth below. Disclosures in future filings will be enhanced to address how we determined that we have only one reporting unit pursuant to SFAS 142.

What are our business components?

Our senior management embarked upon a strategic initiative in 2005 to realign the Company’s resources in order to achieve increased efficiencies and to be recognized as a global investment manager. This initiative has been implemented and continues to expand, which is evidenced by

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frequent communications from the company’s chief operating decision maker (CODM) that explain results of the global strategic initiative, such as:

•	A stronger relative investment performance;
•	A more consistent compensation approach across the components;
•	A more streamlined set of operations;
•	A re-branding of our business components in order to better define our mission and business principles as a premier global investment manager;
•	We outperform our peers in this time of a falling market due to diversification and product mix; and
•	The unified approach taken by Worldwide Institutional and Invesco North America Retail in order to capture a greater share of the retirement market.

SFAS 142 requires that a company assess its reporting unit(s) based on the components of its business, which are considered to be one level below the operating segment. The components of our Company, as determined by the way the senior managing directors (SMDs), who are one level below the chief executive officer (CEO), currently manage the business, are detailed below. Each is considered to be a separate component as they are each one level below the asset management operating segment.

•

Worldwide Institutional is managed by one SMD and includes the investment centers (i.e., centers that create and manage funds) of: Private Equities, Invesco Global Strategies, Worldwide Fixed Income, Global Real Estate and Atlantic Trust.

•	Invesco North America Retail is managed by one SMD and includes the following investment centers: Invesco Aim, Invesco Trimark and Invesco PowerShares Capital Management.

•	Invesco Perpetual is managed by one SMD and is represented by a single investment center.

•	Invesco Continental Europe is managed by the same SMD who manages the Invesco Perpetual component. Invesco Continental Europe has one investment center in Paris, France.

•	Invesco Asia Pacific is managed by one SMD and is represented by a single investment center but includes investment teams in Australia, Japan and Greater China.

•	The corporate functions are managed as follows:
–	Global Operations, IT, and Administration are managed by one SMD;
–	Finance, Accounting, and Properties are managed by one SMD; and
–	Legal, Compliance, Internal Audit and Risk Management are managed by one SMD.

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The three principal distribution channels (retail, institutional and high-net-worth) are not considered components of our business, and are therefore not separate reporting units. Our business profitability is not managed along these lines, despite the fact that we monitor AUM flows by distribution channel. We do not capture or report discrete financial information by distribution channel. Our components, identified above, distribute investment products and services through all three distribution channels.

Do the components constitute separate businesses?

SFAS 142 requires the Company to determine if the components constitute a business, but does not define the meaning of a business. Under EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (EITF 98-3), the integrated set of activities and assets that comprise a business are required to be self-sustaining. For purposes of the 2008 goodwill impairment test, we concluded that under the definition of a business provided by EITF 98-3, the components were not individual businesses because processes such as systems, standards and protocols necessary for normal self-sustaining operations did not exist at, and are not integrated into, each component.

One way in which our components share assets and resources is by cross-selling their products. A main focus of senior management is to make our Company a premier global investment manager by creating and managing investment vehicles that may be sold by all components all over the world. Every component manages investment vehicles that are distributed by another component. For example, Invesco Global Strategies is an investment center that is managed by the Worldwide Institutional component. Invesco Global Strategies creates and manages a U.S. mutual fund that is sold by the Invesco North America Retail sales force. As another example, Invesco PowerShares is an investment center that creates and manages exchange-traded funds (ETFs) and is managed by Invesco North America Retail. However, Invesco PowerShares’ ETFs are also distributed by the Invesco Continental Europe sales force.

Another way that our components share our assets and resources is through an integrated global trading desk that was recently implemented in order to become a premier global investment manager. In the past, each investment center had its own trading platform. The new global trading system allows investment managers at these components to send their trades to a single platform. From this platform, the trade order is sent to the appropriate trading desk depending on the securities being requested for buy or sell. All of our trading desks are governed by one set of policies and procedures. No investment center takes priority over another. For example, if investment centers at Worldwide Institutional, Invesco North America Retail and Invesco Asia Pacific each requested an order to buy 100,000 shares of a certain stock in order to meet their investment objective, but the Houston trading desk was only able to access 200,000 shares of the requested stock, the Houston trading desk would make an allocation (generally pro-rata) to each investment center.

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We have also developed a centralized process for reviewing planned product initiatives and approving new products for development. Each component has a regional product development committee that is made up of investment managers from each investment center and the sales managers from each component. The regional product development committees identify product needs in their market and communicate those needs to the Director of Product Strategy and Investment Services. The Director of Product Strategy and Investment Services compiles a consolidated Product Pipeline Update report, which is presented to the CODM and SMDs each quarter. When reviewing the Product Pipeline Update report for approval of new initiatives, the SMDs consider the rationale for the product request related to our overall business strategy rather than on a component-level basis. They also consider the use of the investment strategy delivery and capacity worldwide, resource constraints on initiatives that are outside of the budget, and the financial impact of each initiative. Product initiatives are included on the Product Pipeline Update with details of expected revenues, expenses, operating income, headcount, net flows and required seed money each item would contribute or require on an Invesco Ltd. consolidated basis and not for or on behalf of each component. Additionally, the existing global product line is reviewed first before a new product is approved for the ability to “import” a current product offered in one location to a market that has requested the new initiative.

In addition to the existence of a centralized process for reviewing new product initiatives, an Institutional Distribution Group (IDG) also exists for purposes of identifying how to enhance the potential of our components by marketing our products that already exist. The IDG is made up of senior sales and marketing professionals from all of our components. The IDG is co-chaired by a representative from Invesco Perpetual and a representative from Invesco North America Retail. The purpose of the IDG is to determine which area of our business could be further developed and how to better market the products that already exist at that specific component to the rest of our customer base. For example, if the IDG identifies that the Invesco Asia Pacific component needs further development, a global marketing effort may be suggested to market the funds that are managed by Invesco Asia Pacific to consultants around the world.

Therefore, the components do not constitute separate businesses.

Is discrete financial information available for each component?

Some discrete financial information is available to some extent for each component, however, it does not comprise a full set of operating results, and it is not sufficient for purposes of performing a goodwill impairment analysis. Each month, the Company’s CODM, our president and CEO, and the SMDs receive the Senior Management Analysis of Results and Trends (SMART) and the Invesco Ltd. Dashboards.

The SMART is a monthly financial packet that includes the following analyses of results and trends:

a)	AUM and Investment Performance – This section includes analyses of AUM diversification and an AUM rollforward by investment objective on a consolidated level (Invesco Ltd.),

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AUM and fund flows at the business unit level (i.e., a level below the component level), top 10 funds by sales region, investment performance flash report, top 10 funds by AUM and top 5 Invesco Aim cash funds.

b)

Financial Results – This section includes analyses on a consolidated level (Invesco Ltd.) of net revenues, operating income and expense, net operating margin and earnings per share. Profitability information by component is not displayed in this section. A consolidated balance sheet comparison is also included; and

c)	Headcount – this section includes a headcount variance by component, by geographic location and by investment center.

The Invesco Ltd. Dashboards consist of a monthly financial packet that includes a variance analysis of sourced AUM, managed AUM, sourced net revenue, managed net revenue, and operating expenses by component.

Sourced net revenue represents an estimate of management fee and performance fee revenue earned from the location where the management contract originated. Managed net revenue represents an estimate of management fee and performance fee revenue earned from the location where the assets are being managed. Neither of these represents true revenue from the components; they constitute a “distribution” versus “managed” view of the business. Other revenues earned, such as service and distribution fees and other revenue, are included in the net revenue total per component based on an estimated basis point allocation. These revenue analyses are not used to measure the performance of any one component, but instead help users to understand the relative distribution and asset management strength of each component. The CODM analyzes the total revenues at the consolidated level, direct costs at the component level and indirect costs at the corporate (functional) level. The CODM currently allocates resources to product initiatives rather than to the Company’s components.

The Dashboards also include, for each component, a section called “Performance Metrics.” These metrics include ratios analyzing sales and servicing efficiencies (such as gross sourced sales divided by the number of sales professionals), asset management efficiencies (such as managed net revenues divided by investment management costs), and headcount efficiencies (such as direct operating costs divided by headcount). Included in these metrics are measures illustrating the amount of cross-selling of AUM between components. The total managed AUM for each component is split into the amount of AUM sourced in and out of each component. Profitability metrics by component are not calculated or included in these (or in any other) reports.

It is important to note that traditional profit and loss measures are not produced for any of the components. Furthermore, the financial information that is available by component is not sufficient for purposes of performing a discounted cash flow analysis at the component level in order to test goodwill for impairment at that level.

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Does segment management regularly review the operating results of the component?

SFAS 142 requires that segment reporting guidance under SFAS 131 be reviewed when determining whether the components of Invesco’s business are reviewed by a “segment manager.” A segment manager generally is directly accountable to and maintains regular contact with the CODM to discuss activities, operating results, forecasts or plans for the component. Segment management is either one level below or the same level as the CODM.

Our SMDs oversee the operations of each of the components of the Company and manage the resources of their components with a focus on alignment with corporate strategic initiatives, such as the performance of the funds they manage. The SMDs are only held accountable for certain expense variances, such as those relating to controllable direct costs, resulting from their component. The SMDs’ compensation structure is not primarily tied to the performance of the individual components, but rather to the performance of Invesco Ltd. as a whole. The overall philosophy of SMD compensation is to align the design, structure and operation of compensation programs to the long-term strategic goals of Invesco as a whole, including:

•	Achieving strong investment performance;
•	Delivering investment capabilities anywhere in the world to meet client needs;
•	Unlocking the power of the global operating platform; and
•	Building a high performance organization where performance is rewarded.

We have determined that we have only one reporting unit for goodwill impairment testing purposes under SFAS 142 for our 2008 goodwill impairment test on the basis that our components were not individual businesses, and operating results for each component are not produced, and are therefore not reviewed.

Investments, page 51

17.

Your disclosures indicate that you perform a quarterly impairment testing of your investments. The accuracy of your other-than-temporary impairment assessments is dependent upon the extent to which you are able to accurately determine fair values. Please expand your disclosure related to your impairment assessments to address the following:

•	Please further advise how you determine when there is an other-than-temporary impairment, including the factors that you consider; and
•

Please disclose the significant estimates and assumptions made in your impairment analysis as well as provide a sensitivity analysis of those assumptions used to determine fair value in your impairment analyses based upon reasonably likely changes.

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Mr. Nudrat Salik

Response to Comment 17

In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue to expand our disclosures. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, “Investments,” on page 44, and are presented below:

The value of investments may decline for various reasons. The market price may be affected by general market conditions which reflect prospects for the economy as a whole or by specific information pertaining to an industry or individual company. Such declines require further investigation by management, which considers all available evidence to evaluate the realizable value of the investment, including, but not limited to, the following factors:

•	The probability that the company will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition;
•	The length of time and the extent to which the market value has been less than cost;
•

The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a component of the business that may affect the future earnings potential;

•	The intent and ability of the company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value;
•	The decline in the security’s value due to an increase in market interest rates or a change in foreign exchange rates since acquisition;
•	Determination that the security is not realizable; or
•	An adverse change in estimated cash flows of a beneficial interest.

We review for indicators of impairment in each reporting period. Of our $244.9 million total investments at December 31, 2008, those most susceptible to impairment include $69.1 million invested in seed money in our affiliated funds and $17.5 million invested in managed collateralized loan obligation (CLO) products. Investments in seed money are fair valued using quoted market prices in active markets; there is no modeling or additional input needed to arrive at fair value of these investments. Therefore, significant assumptions used in the other-than-temporary impairment analysis of these investments include an analysis of the extent and severity of market declines and the projected time until a recovery is reached. If markets have declined for a prolonged period of time, a higher level of evaluation of the realizable value of the investment is required, including queries of fund managers to evaluate intent and ability to hold the investments and a review of the underlying securities held by the fund, where practicable.

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Mr. Nudrat Salik

Our other-than-temporary impairment analysis of seed money holdings includes a review of the market returns required for each fund portfolio to enable us to recover our original investment. As part of the review, we analyze several scenarios to project the recovery period of our original investments based on one-, three-, and five-year historical index returns and historical trends in the equity markets. We also analyze the absolute amount of any loss to date, the trend of the losses, and percent declines in values of the seed money investments. Along with our intent and ability to hold until full recovery, all of these scenarios are considered as part of our other-than-temporary impairment analysis of seed money holdings.

Our current disclosures on page 51 of our Form 10-K detail that fair value for our CLO investments is determined using an income approach incorporating current information, notably market yields and projected cash flows based on forecasted default and recovery rates that a market participant would use in determining the current fair value of the equity interest. Market yields, default rates and recovery rates used in the Company’s estimate of fair value vary based on the nature of the investments in the underlying collateral pools. The most significant inputs to the valuation model are the market yield and default rate assumptions. In periods of rising market yields, default rates and lower debt recovery rates, the fair value, and therefore carrying value, of the Company’s investments in these CLO entities may be adversely affected. The current liquidity constraints within the market for CLO products require the use of unobservable inputs for CLO valuation.

Discount rate assumptions, used to estimate the yield a new investor would require when investing in a CLO, were historically based on indicative rates obtained from independent third party brokers. Given the current liquidity constraints within the market for CLO products, broker quotes are no longer available, as trading in CLOs has become inactive. In accordance with FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” the Company determined a range in which a more representative discount rate would lie. Considerations for determining this range included a review of the most recent broker quotes obtained, current market indicators of trading volume, and a review of an appropriate discount rate more representative of an active market.

Default rate assumptions, used to estimate the expected cash flows resulting from underlying collateral cash pools in CLO investments, were historically based upon the Weighted Average Rating Factor (WARF) for each portfolio. The WARF was based on credit ratings provided by external credit rating agencies. The credit rating agencies have predicted that 2009 default rates could be significantly higher than those experienced in the past. The Company evaluated the external predictions against its historical actual default rate experience and estimated an appropriate default rate for use in the valuation model.

The excess of actual and anticipated future cash flows over the initial investment at the date of purchase is recognized as interest income over the life of the investment using the effective yield method in accordance with Emerging Issues Task Force (EITF) 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” The Company reviews cash flow estimates throughout the life of each CLO entity.

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Cash flow estimates are based on the underlying pool of securities and take into account the overall credit quality of the issuers, the forecasted default rate of the securities, and the Company’s past experience in managing similar securities. If the updated estimate of future cash flows (taking into account both timing and amounts) is less than the last revised estimate, an impairment loss is recognized based on the excess of the carrying amount of the investment over its fair value and is recorded through earnings.

We do not believe that our investments in CLOs are material, as they represented less than 1% of our total assets at December 31, 2008, and they are declining in amount. Therefore we do not propose to expand our disclosures to include the additional details of our valuation process described above.

18.

Please consider providing the following additional information regarding fair value measurements of investments disclosed in note 4 as well as investments held by consolidated investment products disclosed in note 17 to the financial statements:

•

A general description of the valuation techniques or models used as well as any material changes made during the reporting period to those techniques or models, why the changes were made, and, to the extent possible, the quantitative effect of those changes;

•

To the extent material, a discussion of the extent to which, and how, relevant market indices were used in applying the techniques or models. Consider describing any material adjustments made during the reporting period to the fair value based on market indices and your reasons for making those adjustments;

•	A discussion of how the techniques or models used are validated;
•	A discussion of how sensitive the fair value estimates are to the significant inputs the technique or models uses; and
•	If material, a discussion of how increases and decreases in the aggregate fair value may affect your liquidity and capital resources.

Response to Comment 18

Our considerations of the Staff’s suggested disclosures are separately presented below for our investments disclosed in Note 4 and those disclosed in Note 17.

Fair value measurements of investments disclosed in Note 4

The investments disclosed in Note 4 are Company-owned investments. Those investments that are required to be accounted for at fair value on a recurring basis are separately discussed in Note 3, “Fair Value of Assets and Liabilities.” In Note 3, beginning on page 76 of our Form 10-K, we provide a general description of the valuation techniques or models used to obtain fair values for these investments. Should we make any material changes to those techniques or models, we will disclose these changes, and we will describe why the changes were made and, to the extent

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possible, we will disclose the quantitative effect of any such changes. In addition, if the use of relevant market indices is material, we will discuss this and will consider describing any material adjustments made during the reporting period to the fair value based on market indices and our reasons for any such adjustment.

As discussed in our response to comment 17 above, the only investments that we fair value on a recurring basis using a valuation model are our investments in our CLOs. As these investments are not material and are declining in amount, we do not propose to provide any additional disclosures regarding these investments in future filings.

Fair value measurements of investments disclosed in Note 17

As discussed in our response to comment 2 above, we provide investment management services to various private equity funds and fund of funds products acting as the investment manager. Certain of these investments are in funds that are considered to be variable interest entities (VIEs), as defined by FIN 46(R), and we are required to consolidate those for which we are deemed to be the primary beneficiary. Others are consolidated under EITF 04-5, as we are the general partner and are presumed to have control in the absence of simple majority kick-out rights to remove us, simple majority liquidation rights to dissolve the partnership, or any substantive participating rights of the other limited partners. In both cases of consolidation, we do not consider these investments to be assets of the Company, as they are not available to general creditors in the event of our liquidation. At December 31, 2008, we were required to consolidate $921.0 million of assets of consolidated investment products, including $843.8 million in investments held by these funds. Consolidation resulted in additional minority interests of $899.6 million, as the Company invests as a less than 5% (generally around 1%) owner of these managed products.

We elected not to provide detailed disclosures regarding the investments held by consolidated investment products, because we do not consider these investments to be Company assets. The Company has no right to the benefits from, nor do we bear the risks associated with, these investments, beyond our direct investments in, and management fees generated from, the investment products. The investments of consolidated investment products with the offsetting minority interest, while significant in amount on a gross basis, provide little additional meaningful information to readers of our financial statements. Our maximum risk of loss is limited to our direct investment in these products of between 1% and 5%; however, we consolidate these products because their structures are within the scope of FIN 46(R) or EITF 04-5, and we are deemed to either be the primary beneficiary or to control them. To provide additional information about investments of consolidated investment products in the Critical Accounting Policies of our MD&A would place more emphasis than we believe is appropriate on these non-Company assets and would therefore be misleading to readers of our financial statements.

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Mr. Nudrat Salik

Financial Statements

Notes to the Financial Statements

Note 1. Accounting Policies

Revenue Recognition, page 69

19.	Please expand your discussion about the recognition of performance-based management fees to address the following:
•	The measurement periods for the performance fees (monthly, quarterly, annual);
•	When amounts are paid including whether they are paid at the end of the measurement period; and
•	Whether there are any situations in which you could be required to payback any of the amounts.

Please also disclose any revenue amounts recorded that are at risk due to future performance contingencies. Refer to EITF D-96.

Response to Comment 19

In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue to expand our disclosures. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations for the Three Months Ended March 31, 2009, Compared with the Three Months Ended March 31, 2008, Operating Revenue and Net Revenues, “Performance Fees,” on page 32, and are presented below:

Performance fee revenues are generated on certain management contracts when performance hurdles are achieved. Such fee revenues are recorded in operating revenues as of the performance measurement date, when the contractual performance criteria have been met and when the outcome of the transaction can be measured reliably in accordance with Method 1 of EITF Topic No. D-96, “Accounting for Management Fees Based on a Formula.” Cash receipt of earned performance fees occurs after the measurement date. The performance measurement date is defined in each contract in which incentive and performance fee revenue agreements are in effect, and therefore we have performance fee arrangements that include monthly, quarterly and annual measurement dates. Given the uniqueness of each transaction, performance fee contracts are evaluated on an individual basis to determine if revenues can and should be recognized. Performance fees are not recorded if there are any future performance contingencies. If performance arrangements require repayment of the performance fee for failure to perform during the contractual period, then performance fee revenues are recognized no earlier than the expiration date of these terms. Performance fees will fluctuate from period to period and may not

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correlate with general market changes, since most of the fees are driven by relative performance to the respective benchmark rather than by absolute performance.

Note 4. Investments, page 79

20.

Please expand your disclosures regarding equity method investments to include all of the disclosures required by paragraph 20 of APB No. 18. These should include the aggregate value of each identified investment based on the quoted market price if a quoted market price is available. Please also provide additional insight on how you perform your impairment analysis, including your consideration of quoted market prices and how you determine when there is an other-than-temporary impairment.

Response to Comment 20

As discussed in our response to comment 7 above, amounts included in equity in earnings of unconsolidated affiliates on the Company’s Consolidated Statements of Income of $46.8 million and $48.1 million during the years ended December 31, 2008 and 2007, include our proportionate share of income or loss before tax from our investments in joint ventures ($41.3 million in 2008 and $46.2 million in 2007) as well as from other non-controlled entities ($5.5 million in 2008 and $1.9 million in 2007).

As disclosed in Note 4, “Investments,” to our Consolidated Financial Statements beginning on page 79 of our Form 10-K, the Company uses the equity method of accounting for investments in joint ventures, affiliates and for the investments in certain managed private equity, real estate and other investment entities. These entities include variable interest entities for which the Company has determined that it is not the primary beneficiary and other investment products structured as partnerships for which the Company is the general partner and the other limited partners possess either substantive kick-out, liquidation or participation rights.

We note that the disclosures required by paragraph 20 of Accounting Principles Board Opinion No. 18 (As Amended), “The Equity Method of Accounting for Investments in Common Stock,” (APB 18) are required after consideration of the materiality of equity method investments. Paragraph 20 indicates that “the significance of an investment to the investor’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee.” Such disclosures include the name of each investee and percentage ownership of common stock, which we disclose in Note 4, “Investments,” to our financial statements on page 81 of our Form 10-K, and our accounting policies with respect to our equity method investments, which we disclose in Note 1, “Accounting Policies,” on pages 66 and 67 of our Form 10-K. There is no difference between the amount at which an investment is carried and the amount of our ownership of the underlying equity in net assets of these investments. We will disclose such a difference in the future, if it is material.

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Paragraph 20 of ABP 18 also requires that we disclose the aggregate value of each identified investment based on a quoted market price, if a quoted market price is available. Quoted market prices of our equity method investments are not available, and therefore no such disclosure is made.

Paragraph 20 indicates that when equity method investments are material in relation to the Company’s financial position or results of operations, “it may be necessary for summarized information as to assets, liabilities, and results of operations of the investees to be presented in the notes or in separate statements, either individually or in groups, as appropriate.” As discussed in our responses to comments 7 and 8, the Company has two joint venture investments in China. The Invesco Great Wall joint venture was one of the largest long-term Sino-foreign managers in China, with AUM of approximately $6.0 billion as of December 31, 2008. Enhancing our operations in China is one effort that we believe could improve our competitive position over time. Accordingly, we believe that it is appropriate to evaluate the contribution of our joint venture investments to the operations of the business by including non-GAAP financial measures of net revenues (and by calculation, net revenue yield on AUM), net operating income and net operating margin, which add back to our operating revenues and operating income our share of the net revenues and net operating income of these joint ventures. At this time, however, the impact to our balance sheet of these joint venture investees is not sufficiently material to warrant disclosure of separate summarized information as to their assets and liabilities. Summarized information as to the results of operations (net revenues and operating income) for our joint venture investments is included in our non-GAAP reconciliation, as discussed in our responses to comments 7 and 8.

Paragraph 20 also requires that any material effects of possible conversions of outstanding convertible securities, exercise of outstanding options and warrants and other contingent issuances of an investee be disclosed in our footnotes if they may have a significant effect on our share of reported earnings or losses. There are no outstanding convertible securities related to any of our equity method investees, and accordingly, this disclosure has not been made. Should any such convertible security arrangements arise in the future that could significantly impact our share of reported earnings or losses from our equity method investees, we will make these disclosures.

In accordance with paragraph 19(h) of APB 18, our impairment analysis of equity method investments includes consideration of any losses in value of our investments in each reporting period by review of any the following non-inclusive factors: absence of an ability to recover the carrying amount of the investment, inability of the investee to sustain an earnings capacity, which could justify the carrying amount of the investment, and a current fair value of an investment that is less than its carrying amount. If we determine that we have a loss in value, we would then consider if the impairment is other than temporary. Such consideration includes examining the factors discussed in our response to comment 17 above. Should a significant other-than-temporary impairment of our equity method investments arise in the future, we will enhance our impairment analysis disclosures.

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Note 5. Assets Held for Policyholders and Policyholder Payables, page 81

21.

Please provide the disclosures required by paragraph 38 of SOP 03-1, including the aggregate fair value of assets by major investment asset category. Please disclose the nature of these investments as well as how you determine fair value. Specifically, you should disclose the methods as well as significant estimates and assumptions used to determine fair value.

Response to Comment 21

As discussed in our response to comment 2 above, assets held for policyholders consist of assets that are managed for clients of one of our non-U.S. subsidiaries, Invesco Perpetual Life Limited (formerly known as Invesco Pensions Limited), which is an insurance company that was established to facilitate retirement savings plans. In accordance with the American Institute of Certified Public Accountants Statement of Position No. 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1), these assets are reported on our balance sheet but are linked to a separately recorded equal and offsetting policyholder payable balance. Changes in fair value of these assets and liabilities are recorded and offset to zero in the Company’s Consolidated Statements of Income in other operating revenues. There are no general account assets, and accordingly, disclosure of the amount of gains and losses transferred to separate accounts has not been made.

Assets held for policyholders represent separate account assets arising from individual pension and trustee investment plans written by Invesco Perpetual Life Limited to provide investment management services to pension fund clients either directly to trust-based pension arrangements or through other pension provider fund platforms. The Company also reports an equal amount of policyholder payables, representing the market value of the underlying assets held for policyholders, which are held to meet those liabilities. Fair value is obtained by reference to quoted market prices of the underlying assets on an active market, as disclosed in Note 2, “Fair Value of Assets and Liabilities, on page 77 of our Form 10-K. There are no additional assumptions or estimates involved in determining fair value of these assets and liabilities. The policyholder payables are not subject to any minimum guarantees, and accordingly such disclosure is not made.

Paragraph 38 of SOP 03-1 also requires the aggregate fair value of assets, by major investment asset category, supporting the separate accounts additional insurance benefits and minimum investment return guarantees; however, none of our separate accounts provide for additional insurance benefits and minimum investment return guarantees, therefore these disclosures have not been made.

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Invesco Perpetual Life Limited was established as an insurance company solely for the purpose of managing retirement investments structured through insurance contracts. Policyholder contracts do not provide for additional or minimum investment return guarantees. All of the contracts are “unit-linked” contracts, meaning that the liability is always linked to the value of the assets. Changes in fair value of these assets and liabilities are recorded and offset to zero in the Company’s Consolidated Statements of Income in other operating revenues. We do not propose to add any additional disclosures in our financial statements related to these balances.

Note 17. Consolidated Investment Products, page 92

22.

As a result of amendments made to limited partnership agreements, you determined that you no longer controlled certain real estate partnerships under EITF 04-05. It appears that amendments to other limited partnership agreements resulted in the consolidation of these entities. Please expand your disclosures to address the following:

•	Please disclose the nature of the amendments that were made that led to consolidation or deconsolidation; and
•

Please clearly disclose the impact on your balance sheet and statements of income of the partnerships that were deconsolidated as a result of these amendments. In a similar manner, you should disclose the impact of any partnerships that were consolidated.

Response to Comment 22

We made amendments to the limited partnership agreements of our real estate funds to add substantive liquidation provisions into the contracts. The addition of substantive liquidation provisions into the limited partnership agreements indicated that we, as the general partner and investment manager, no longer controlled the limited partnerships under EITF 04-5, as the limited partners now have the substantive ability to liquidate the partnerships. Accordingly, we deconsolidated these funds from our financial statements, and we disclosed the impact of this deconsolidation in Note 17 of our 2008 Form 10-K on page 96.

Amendments were made to other limited partnership agreements to add objective transfer criteria, whereby the limited partners have the ability to transfer their economic interests in the funds to other investors without restrictive consent of the general partner. Prior to the inclusion of objective transfer criteria, the limited partners could transfer their interests only at the sole discretion of us, the investment manager, as the general partner of the funds. Since these funds were previously accounted for under FIN 46(R) and were considered variable interest entities (VIEs), the lack of objective transfer criteria contributed to our prior conclusion that these investors could not manage their own economic interests. Accordingly, the limited partner investors were determined to be de facto agents of us as the investment manager and general partner. We therefore consolidated these funds as the deemed primary beneficiary. As a result of the addition of objective transfer criteria, the non-affiliated limited partner investors are now no longer deemed de facto agents of us under FIN 46(R). We deconsolidated $365.4 million of net

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assets of consolidated investment products and the related minority interest of $363.1 million, effective December 31, 2007, and $0.4 million of net assets of consolidated investment products and the related minority interest of $0.4 million, effective April 1, 2008, resulting from these amendment changes. The impact to our Consolidated Statements of Income as a result of these changes was not material, as our ownership percentage of these funds is less than 5% (generally around 1%).

The contract amendment process discussed above was deemed to be a reconsideration event under FIN 46(R), and accordingly, we reassessed our general partnership holding levels in all affected funds. We determined that our investment at risk was considered to be substantive for certain partnerships (which we define as an ownership interest of greater than 1%), and accordingly, most of these investments no longer were considered to be VIEs under FIN 46(R). Instead, the guidance of EITF 04-5 was applied to these limited partnerships. Under EITF 04-5, control is deemed to be held by the general partner, unless the other limited partners possess substantive liquidation, kick-out or participation rights. Since the limited partners of these partnerships do not have the substantive ability to dissolve the partnership, or to remove the general partner without cause based upon a simple majority vote, or substantive participating rights over decision making, the majority of these partnerships remained consolidated within our financial statements. We therefore changed the basis of consolidation of $610.5 million in net assets of consolidated products and the related $600.5 million minority interest from FIN 46(R) to EITF 04-5, effective April 1, 2008. This change in basis did not impact our consolidated financial statements, as we were already consolidating these amounts. The reconsideration event also triggered the consolidation at April 1, 2008, under EITF 04-5, of $148.1 million of net assets of consolidated investment products and $146.6 million of related minority interest that were not consolidated as of December 31, 2007. The impact to our Consolidated Statements of Income as a result of these changes was not material, as our ownership percentage of these funds is less than 5% (generally around 1%).

Future disclosures will be expanded to include the reasons for consolidation or deconsolidation of material consolidated investment products, as well as the impact to our balance sheet and statements of income of consolidation or deconsolidation.

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23.

Please disclose the nature and types of investments held by consolidated investment products, corresponding amounts by each type, as well as how you account for each type. For example, you should state that they are accounted for as available for sale securities pursuant to SFAS 115, if applicable. Please also provide the disclosures required by paragraphs 32(c) and (d) of SFAS 157 regarding the Level 3 investments held by consolidated investment products. This should include a reconciliation of the beginning and ending balances of these investments.

Response to Comment 23

As discussed in our responses to comments 2 and 18 above, at December 31, 2008, we were required to consolidate $921.0 million of assets of consolidated investment products, including $843.8 million in investments held by these funds. Consolidation resulted in additional minority interests of $899.6 million, as the Company invests as a less than 5% (generally around 1%) owner of these managed products. We do not consider these investments to be Company assets. Additionally, the Company has no right to the benefits from, nor do we bear the risks associated with, these investments, beyond our direct investments in, and management fees generated from, the investment products. These investments with the offsetting minority interest, while significant in amount on a gross basis, provide little additional meaningful information to readers of our financial statements. Our maximum risk of loss is limited to our direct investment in these products of between 1% and 5%, however, we consolidate these products because their structures are within the scope of FIN 46(R) or EITF 04-5, as we are deemed to either be the primary beneficiary or to control them.

A significant portion of these investments represent private equity investments. Private equity investments made by the underlying funds consist of direct investments in, or fund investments in other private equity funds which hold direct investments in, equity or debt securities in operating companies that are generally not initially publicly traded on a stock exchange. Private equity funds are considered investment companies and are therefore scoped out of SFAS 115, “Accounting for Debt and Equity Securities.” We have retained the specialized industry accounting principles in our Consolidated Financial Statements in accordance with EITF 85-12, “Retention of Specialized Accounting for Investments in Consolidation.” All of their investments are presented at fair value in the underlying fund financial statements. As disclosed in Note 17, “Consolidated Investment Products,” of our Form 10-K on page 96, fair value is determined by reviewing each investment for the sale of additional securities of an issuer to sophisticated investors or for investee financial condition and fundamentals. Publicly traded portfolio investments are carried at market value as determined by their most recent quoted sale, or if there is no recent sale at their most recent bid price. If fair value inputs are unobservable, they reflect the partnership’s own assumptions about the assumptions that market participant would use in pricing the asset (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the partnership’s own data. The partnership’s own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions. We consolidated

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the assets and liabilities of these investment products at fair value, which was based on the reported values in the financial statements of the underlying funds.

In future filings, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, we have begun and will continue to include the disclosures required by paragraphs 32(c) and (d), which will be compiled from the disclosures made in the financial statements of the underlying funds. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 1, Financial Statements, Note 7, “Consolidated Investment Products” on page 18, and are presented below:

The following table presents the fair value hierarchy levels of investments held by consolidated investment products, which are measured at fair value as of March 31, 2009:

	As of March 31, 2009
$ in millions	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments held by consolidated investment products	707.9	33.2	—	674.7

The following table shows a reconciliation of the beginning and ending fair value measurements for level 3 assets using significant unobservable inputs:

$ in millions	Three Months Ended March 31, 2009
Beginning balance	761.0
Purchases and sales, net	2.2
Gains and losses included in the Condensed Consolidated Statement of Income*	(88.5)
Ending balance	674.7

____________

*

Included in gains and losses in the Condensed Consolidated Statement of Income for the three months ended March 31, 2009, are $87.0 million in net unrealized losses attributable to investments held at March 31, 2009, by consolidated investment products.

May 15, 2009

Mr. Nudrat Salik

Consolidated investment products are generally structured as partnerships. For private equity partnerships, fair value is determined by reviewing each investment for the sale of additional securities of an issuer to sophisticated investors or for investee financial conditions and fundamentals. Publicly traded portfolio investments are carried at market value as determined by their most recent quoted sale, or if there is no recent sale, at their most recent bid price. For these investments held by consolidated investment products, level 1 classification indicates that fair values have been determined using unadjusted quoted prices in active markets for identical assets that the partnership has the ability to access. Level 2 classification may indicate that fair values have been determined using quoted prices in active markets but give effect to certain lock-up restrictions surrounding the holding period of the underlying investments. Level 3 investments include direct investments in private equity portfolio companies or investments in private equity funds. Level 3 classification indicates that the fair value of these investments was determined using inputs that are unobservable and reflect the partnership’s own assumptions about the assumptions that market participants would use in pricing the asset (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the partnership’s own data. The partnership’s own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

24.	Please address the following related to your investments in CLO entities:
•	Please provide us with a summary of your significant rights and obligations related to these entities;
•	Please tell us how your consideration of these rights and obligations led you to determine that you were not the primary beneficiary pursuant to FIN 46(R);
•

You state that in the majority of potential return outcomes you do not absorb greater than 50% of the expected gains or losses from the CLOs. Please clarify what you mean by the majority of potential return outcomes. Please clarify what potential return outcomes would lead to you absorbing greater than 50% of the expected gains or losses, and

•	Please disclose any significant estimates and assumptions used in your analysis as well as the impact of any reasonably likely changes.

Response to Comment 24

We are the investment manager to various CLO entities. As such, we are bound by an asset management agreement with the CLOs, which outlines our significant rights and obligations related to these entities. We are required to supervise and direct the investment and reinvestment of the underlying collateral pool of assets in the structure. We have a fiduciary responsibility to service the collateral pool of assets. We select all underlying assets to be acquired or sold by the CLO, we advise the CLO with respect to interest rate management, and we provide on-going monitoring of the collateral pool of assets. We earn senior and subordinated management fees for providing these services, including in some cases contingent incentive fees. As is customary in

May 15, 2009

Mr. Nudrat Salik

the industry, investors in CLOs often like to see “skin in the game,” in the form of a co-investment by the investment manager. Accordingly, we have invested in certain of our managed CLOs, generally taking a relatively small portion of the unrated, junior subordinated position. At December 31, 2008, we held $17.5 million of investments in these CLOs (7.1% of our total investments and less than 1% of our total assets), which represented our maximum risk of loss. Our investments are generally subordinated to other interests in the entities, and investors have no recourse against us for any losses sustained in the CLO structure.

We have concluded that CLOs are VIEs, as defined by FIN 46(R). We assess our interests to determine if we are the primary beneficiary of these structures, considering expected gains and losses resulting from our rights and obligations related to our managed CLOs. Due to the fact that we have a small investment in the equity tranche of certain of our managed CLOs, as described above, our quantitative primary beneficiary analysis includes consideration of many different gain and loss scenarios and the placement of probability assessments on each scenario. We determined that we were not the primary beneficiary of our managed CLOs after evaluating the expected gains and losses resulting from our ownership percentage and our management fees. Future disclosures, beginning with those made in Company’s Form 10-Q for the period ended March 31, 2009, which was filed with the SEC on May 8, 2009, will be revised. The disclosures made in our Form 10-Q for the period ended March 31, 2009, are located in Item 1, Financial Statements, Note 7, “Consolidated Investment Products” on page 15, and are presented below:

The company determined that it did not absorb the majority of the expected gains or losses from the CLOs and therefore is not their primary beneficiary.

As discussed in our response to comment 17, the estimated default rate of assets in the underlying collateral pool is a significant assumption in our expected returns analysis. We use the same default rate in our expected return analysis as that used to measure the fair value of our investments in CLOs. We do not believe that our investments in CLOs are material, as they represented less than 1% of our total assets at December 31, 2008, and therefore we do not propose to expand our disclosures to include the additional details of our primary beneficiary analysis described above.

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May 15, 2009

Mr. Nudrat Salik

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc: Ernst & Young LLP